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May 8, 2006	James J. Masetti
jim.masetti@pillsburylaw.com

Via Facsimile

Mr. Jay Mumford

Ms. Michele Gohlke

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-2001

Mail Stop 6010

Re:                               Techwell, Inc.

Dear Mr. Mumford and Ms. Gohlke:

On behalf of Techwell, Inc. (the “Registrant”) and in response to our telephone conferences with the Staff on May 4, 2006 and May 5, 2006, we are providing the following additional information regarding the fair values of the Registrant’s common stock as of December 31, 2005 and January 31, 2006 and the estimated IPO price range of $11.00 to $13.00 provided by the underwriters to the Registrant on March 7, 2006. The Registrant’s attempt to summarize what it understands to be the Staff’s specific concerns raised on the May 4th telephone conference and its responses thereto are set forth below.

1.                                       In the valuation performed as of December 31, 2006 (the “December Valuation Report”) under the market approach, why were the three multiples weighted 50% for the Adjusted Market Value of Invested Capital over the last 12 month trailing revenue (“Trailing Revenue Multiple”), 30% for the Adjusted Market Value of Invested Capital over the 12 months projected revenue (“Projected Revenue Multiple”) and 20% for the Adjusted Market Value of Invested Capital over the 12 months projected EBIT (“Projected EBIT Multiple”)?  Would it have been more appropriate, for example, to give equal weighting to all three of these multiples?

The relative weighting used in the December Valuation Report is appropriate. The weighting reflects the judgment to apply the most weight to the least subjective multiple. The Trailing Revenue Multiple is the most objective measure as it is based on actual historical results. It simply calculates a multiple derived from revenues over the last 12 months, a number based on actual historical performance, and therefore, no projections or estimates are used. The Projected Revenue Multiple and the Projected EBIT Multiple are subjective measures because they each take into account an estimate of future performance. In the case of the Projected Revenue Multiple, the next 12 months of revenue must be estimated. In the case of the Projected EBIT Multiple, several projections and assumptions must be used to derive the assumed 12-month forward looking EBIT. As a result of the additional estimates involved, the Projected EBIT Multiple is even more subjective than the Projected Revenue Multiple. Accordingly, the least amount of weight is given to the most subjective performance indicator, the Projected EBIT Multiple.

In some cases, it may be appropriate to give equal weight to the multiples notwithstanding the fact that the Trailing Revenue Multiple is an objective measure. This is generally the case where the last 12 months of trailing revenue for a company is not a meaningful indicator of their value or of their near-term growth. For example, in the case of early stage companies, the last 12 months of revenue may not be indicative of future performance or may, in some cases, be so small as to be too disparate from such company’s more recent performance. Because the Registrant had been profitable for three of the four quarters in its last 12 months and had recognized meaningful revenues during this 12-month period, the valuation specialist determined it was appropriate to assign a greater value to the Trailing Revenue Multiple and lesser value to the more subjective multiples.

On May 4, 2006, the Registrant consulted with Duff & Phelps, LLC, the valuation specialist it retained to perform the December Valuation (the “Valuation Specialist”), to determine if the Valuation Specialist would adjust the weighting of the various multiples if provided an opportunity to do so. The Valuation Specialist reaffirmed its approach and indicated that it would not change the relative weighting. The Registrant notes that even if equal weighting was given to the various multiples, the impact would have been less than a 2% increase to the ultimate fair value of the common stock as of December 31, 2005.

2.                                       In applying the market approach in the December Valuation, did the Registrant apply proper weight to Trident Microsystems?  The Registrant previously indicated that it gave additional weight to Trident, but it appears that equal weight was given to all three comparable companies by taking the average of the three comparable companies. If the Registrant did indeed give additional weight to Trident, should the Registrant have discounted Trident’s growth over the three months’ period as a result of differences between the Registrant and Trident, such as enterprise market size and operating histories?

In calculating a market value derived from several comparable companies, a valuation can use the medium, the mean or the average of the mean and medium. If the medium is applied, then only the midpoint value from the set of comparables is used and the other values are not factored into the resulting market value. If the mean, or average, is used, then all comparable companies impact the resulting market value because the derived multiple is a factor of all of the inputs. The average of the mean and medium is a blended approach of the two methods described above. Often times, the medium or the average of the mean and medium is applied in a valuation to minimize the impact of outliers. In the case of the medium, the outliers are thrown out entirely and in the case of the average of the mean and medium, the outliers impact is reduced because equal weight is given to the medium (which ignores the outliers completely) and the mean (which takes into account the value of the outliers on a blended basis). In prior correspondence, the Registrant stated the basis for its belief that Trident is the most comparable company of the entire set of comparable companies. For that reason, the mean (or average) of the comparable companies was applied in the December Valuation Report market approach. Because Trident was an outlier of the three comparable companies, by applying the mean, it was given additional weight in the calculation as opposed to the medium method, which would have excluded Trident entirely. For example, if the medium was applied in the December Valuation Report, the resulting fair value would have been $4.44 per share of common stock.

Conversely, the Registrant did not believe it was appropriate to rely solely on Trident, even though it is the most directly comparable company to the Registrant. Accordingly, the other comparable companies were used in applying the average of the three, which has the net impact of discounting Trident’s impact to the ultimate valuation. Conceptually, a valuation could take each independent comparable company multiple and adjust this multiple up or down depending on how closely the company being valued resembles the comparable. The Staff has suggested that because Trident’s enterprise value is so much higher than the Registrant and is at a different stage in development, the Registrant should discount Trident’s market growth over the valuation period. However, the approach of making adjustments to each specific comparable company multiple and/or assigning relative weighting to the individual company comparables based on the similarity of the comparable companies to the Registrant involves even more subjectivity as the adjustments to the specific multiples and/or weighting are themselves subjective. Taking the average of the set of comparables has the net effect of applying equal weight to an agreed upon comparable set, is an objective calculation technique, logical in its approach and has the effect of moderately discounting the impact of Trident consistent with the Staff’s concerns.

3.                                       In the December Valuation Report, the Registrant applied equal weighting to the market and income approach, notwithstanding the fact that the market approach produced a valuation that was 15% higher than the income approach. Given the difference between the two, the Registrant should have investigated the differences between the two approaches and considered the need for adjustments.

The equal weighting applied to the market and income approach in the December Valuation Report is appropriate because both approaches result in enterprise values that were not “significantly different” from each other. Paragraph 47 of the AICPA Practice Aid “Valuation of Privately-Held Company Equity Securities Issued as Compensation” states, “If a valuation specialist has applied multiple methods and one result is significantly different from the other(s), the valuation specialist should assess and report the reasons for the differences.”   The Registrant has received input from the Valuation Specialist that anything within a 30% range is considered not to be “significantly different.”  The December Valuation Report of 15% is well within this range of acceptability. The Registrant’s independent registered public accounting firm also informed management that they believed the two approaches were relatively close. Accordingly, the Registrant respectfully advises the Staff that it believes no further investigation of the difference between the two approaches at December 31, 2005 is warranted and the equal weighting of the two is an objective and acceptable approach to determining the value as of that date.

On May 4, 2006, the Registrant consulted with the Valuation Specialist to determine if the Valuation Specialist would adjust the weighting of the income and market approach as of December 31, 2005 if provided an opportunity to do so. The Valuation Specialist reaffirmed their approach and indicated that they would not change the relative weighting. However, the Valuation Specialist did note that the outcomes of the income and market approach were significantly different in the valuation estimate performed by the Registrant as of January 31, 2006. As of January 31, 2006, the two approaches yielded valuations that were 53% different as a result of the growth in market valuation and the income approach remaining constant. Conceptually, the Valuation Specialist advised that a complete valuation would include reviewing and revisiting the methods, assumptions underlying the methods and the calculations in order to bring the income approach more in line with the outcome of the market approach. Due to the fact that only one month had passed since the income approach had been derived, the Valuation Specialist advised that in practice, the Registrant may want to weight the approaches differently to reflect that the income approach had not been updated and the market had significantly appreciated during this same period. As discussed below, the Registrant intends to make an adjustment to the fair value of its common stock as of January 31, 2006 for these reasons.

4.                                       The application of the option pricing method to determine the relative value of the Registrant’s preferred stock and common stock should not be applied to the option grants in November and December 2005 as the Registrant was in discussions with underwriters at this time to complete an initial public offering pursuant to which its outstanding preferred stock would convert into common stock on a one-for-one basis. Accordingly, no additional value should be assigned to the preferred stock over the common stock. If applied in the December Valuation Report, the application of 0.25 as the time to expiration used in the option pricing method may not be appropriate.

The option pricing method is a mathematical approach designed to remove as much subjectivity as possible from the process of assigning value to the preferred stock liquidation and participation rights over the common stock. The model recognizes that the preferred stock holds inherently more value than the common stock because of its senior rights, most specifically the right to receive proceeds before common stock in all liquidation scenarios except an initial public offering. In the Registrant’s case, the outstanding preferred stock not only holds a senior liquidation right, but the preferred stock also fully participates pro rata with the common stock after it receives its initial preference payment. The net result is that no matter how high the enterprise valuation climbs, the Registrant’s preferred stock will always receive more in a liquidation (other than an initial public offering), such as a sale of the company. In any sale of the Registrant, the holders of preferred stock will always receive approximately $41.4 million more than the holders of common stock regardless of the sale price. For example, if the Registrant were sold for $150 million (the enterprise value derived in the December Valuation Report), holders of preferred stock would receive approximately $8.79 per share ($112.3 million of the proceeds), while the holders of common stock would receive approximately $5.55 per share ($37.7 million of the proceeds), a difference of $3.24 per share (or $74.6 million in aggregate proceeds). Accordingly, this preference and participation feature results in a much higher value to the preferred stock of the Registrant than what might be assigned in a situation where there is no uncapped participation feature. The option pricing model takes this into account and is designed to reflect the fact that these rights hold value all the way until the closing of the initial public offering, which is the time that the preferred stock will convert. Admittedly, the value of the preferred stock theoretically decreases the closer the Registrant gets to the closing of the initial public offering, but this is contemplated by the option pricing model and is reflected in decreasing the time to expiration assumption in the model.

As of December 31, 2005, the Registrant estimated that it would complete its initial public offering within three months. Accordingly, it applied a 0.25 years time to expiration in the option pricing model as of December 31, 2005 (estimating that the IPO would be completed by approximately the end of March 2006), which resulted in assigning $1.32 of value to the preferred stock preference. A higher value for the time to expiration generally results in a higher relative value of the preferred stock. To test the option pricing model, the Registrant asked the Valuation Specialist to run the model using a 0.01 year time to expiration (meaning that the preferred stock was essentially on the verge of converting into common), and found that there would be no value assigned to the preferred stock preference under the option pricing method. This is in recognition that the value of preferred stock rights will generally decline as a company progresses toward a successful consummation of an IPO.

It appears that the Staff is asserting that the preferred stock should not be assigned any value based on the assumption that in an initial public offering, the preferred stock will convert into common stock on a one-for-one basis and will lose its liquidation rights on conversion. Presumably, the Staff is asserting that the Registrant should value its common stock assuming a successful completion of its IPO before even filing a registration statement on Form S-1 with the Securities and Exchange Commission. The Registrant did not file its initial registration statement on Form S-1 until January 11, 2006. The Registrant respectfully notes that the preferred stock holders still assign value to their rights throughout the registration process and they are unwilling to convert their common stock until the actual closing of the offering. This is likely a recognition that not all companies that initiate the initial public offering process successfully complete it. For example, according to www.ipohome.com, in 2005, 194 initial registration statements on Form S-1 were filed for initial public offerings, of which 35 were withdrawn and four were postponed (based on filing of company press releases), meaning that approximately 20% of the companies that filed for an IPO in 2005 did not successfully complete the process. Although no public information is available, it is likely that even a higher percentage of companies that hold an organizational meeting for an IPO never successfully complete an IPO as, in some cases, IPOs are abandoned or a company is acquired between the time of the organization meeting and the initial filing of the registration statement. Arguably, this risk of execution can be factored into the relative weighing of the value of preferred stock, but this would introduce some level of subjectivity. While the option pricing method attempts to contemplate this risk of execution in its time to execution assumption, it attempts to eliminate the subjectivity in the approach by applying a consistent mathematical approach recommended by the AICPA. Accordingly, the Registrant believes its determination of the relative fair value of the preferred stock compared to the common stock at December 31, 2005 is appropriate for the above reasons.

Additional Information

The Registrant notes that the Staff remains concerned about what appears to be the Registrant’s reliance on market appreciation during the period from December 2005 to March 2006 to explain the increase in value, after taking into account the option pricing method and the marketability discount of 5% applied in December. The Registrant has attempted to demonstrate that the market appreciation experienced by the comparable companies used in the December Valuation Report is properly attributable to the Registrant, because the Registrant’s financial results for the quarter and year ended December 31, 2005 were similar to, if not better than, the results announced by the comparables during the period between December 2005 and March 2006; the Registrant had similar product announcements during the same period in comparison to the December comparables; and even though the comparables’ publicly announced guidance for the first quarter of 2006 was negative in comparison to their respective performances in the fourth quarter 2005, the comparables continued to appreciate considerably from December 2005 to March 2006. The Registrant respectfully refers the Staff to its letter dated May 2, 2006, which provided this analysis with respect to the comparables used in the December Valuation Report.

The Registrant notes that even when reviewing the wider range of comparable companies used by the underwriters in their preliminary estimated IPO valuation in March 2006, the proposition that was noted in the preceding paragraph with respect to the comparable companies used in the December Valuation Report remains unchanged. The Registrant’s financial results for the quarter ended and fiscal year ended December 31, 2005 compared favorably to the underwriters’ larger set of comparable companies, which also significantly appreciated in value from December 2005 to March 2006. This provides further evidence of the significant market growth during this time period for companies similar to the Registrant, and support for the proposition that this market growth (or at least a portion thereof) should be considered in reviewing the increase in the fair value of the Registrant’s common stock from December 2005 to March 2006.

As discussed with the Staff, the set of comparable companies used by the underwriters to determine their preliminary valuation estimate of the IPO range was larger than the set used in the December Valuation Report. The underwriters’ set of comparable companies can be found in the table provided in our letter to the Staff dated April 10, 2006. In the April 10th letter, the Registrant noted that the comparable companies used by the underwriters to derive the preliminary estimated IPO price range also appreciated considerably between December 2005 and March 2006 in a variety of metrics, including stock price, enterprise value and enterprise-value-over-revenue multiple. For example, the enterprise value of the underwriters’ comparable companies from December 30, 2005 (the last trading day in 2005) to the date of the underwriters’ preliminary valuation estimate increased by 49.3% (by using the mean, or average, of the growth of the entire set of comparables). Attached hereto as Exhibit A is an analysis prepared by the Registrant for those comparable companies used in determining the preliminary IPO price range in March 2006 that is similar to the analysis previously provided to the Staff in our letter dated May 2, 2006 with respect to the comparable companies used in the December Valuation Report. In addition, the market appreciation of the underwriters’ comparable companies occurred despite this larger group also generally announcing, between December 2005 and March 2006, guidance for their expected performance in the first quarter of 2006 that projected negative trends from their performance in the fourth quarter of 2005 (please see Exhibit A).

Conclusion

Notwithstanding the information provided above and the Registrant’s belief that it acted in accordance with proper valuation methodologies, the Registrant respects the Staff’s position. If the Staff continues to assert that it is inappropriate for the Registrant to assign relative value to the preferred stock preferences over its common stock before the filing of its initial registration statement, the Registrant is prepared to remove the option pricing method from its valuation analysis for all stock option grants which occurred after its organizational meeting for the IPO. Along this same line of reasoning, the Registrant is also willing to eliminate the marketability discount of 5% applied in the December Valuation Report. Finally, as noted above, with respect to the fair value of options granted in January 31, 2006, the Registrant believes it is appropriate to assign greater weight to the market approach than the income approach in light of substantial differences between the results of the two approaches. Accordingly, the Registrant will apply two-thirds weight to the market approach and one-thirds weight to the income approach. As a result and assuming the Staff is not entirely persuaded by the Registrant’s assertions above, the following is a summary of the adjustments to the fair value of common stock that the Registrant is willing to make at this time:

Date of Option Grant	Number of Options	Option Grant Price	Previous Fair Value	Fair Value, As Adjusted
November 17, 2005	173,000	$4.00	$5.50	$6.82
December 15, 2005	15,000	$6.00	$6.00	$7.66
January 31, 2006	73,000	$9.00	$9.00	$9.65

We hope you find the foregoing useful in evaluating the Registrant’s financial information regarding options. If you have any questions, please do not hesitate to contact me at 650.233.4754 or Mark Voll at 408.435.3888 x124.

Very truly yours,

/s/ James J. Masetti

James J. Masetti

cc:	Fumhiro Kozato
Mark Voll
Scott Angel
Jorge del Calvo, Esq.

Exhibit A

Additional Comparable Company Information

Revenues for the 12-month period ended December 31, 2005 vs. 2004 (dollars in millions):

Company	2005	2004	% Growth
Genesis Microchip	$261,549	$206,082	27%
Trident Microsystems	$110,840	$58,481	90%
Broadcom	$2,670,788	$2,400,610	11%
PortalPlayer	$225,189	$92,563	143%
SigmaTel	$324,457	$194,805	67%
Zoran Corporation	$395,758	$378,864	4%
Advanced Analogic	$68,298	$51,345	33%
Atheros Communications	$183,485	$169,607	8%
Ikanos	$85,071	$66,676	28%
NetLogic	$81,759	$47,833	71%
Voltera Semiconductor	$53,867	$43,935	23%
Average of Comparables	$4,461,061	$3,719,801	20%
Techwell	$36,051	$17,251	109%

Revenues for the 3-month period ended December 31, 2005 vs. 2004 (dollars in millions):

Company	Q4 2005	Q4 2004	% Growth
Genesis Microchip	$73,965	$48,286	53%
Trident Microsystems	$40,614	$15,387	164%
Broadcom	$820,505	$539,390	52%
PortalPlayer	$78,248	$44,724	75%
SigmaTel	$82,007	$78,585	4%
Zoran Corporation	$109,311	$74,764	46%
Advanced Analogic	$21,587	$14,064	53%
Atheros Communications	$53,078	$41,653	27%

Ikanos	$28,532	$18,448	55%
NetLogic	$21,221	$15,249	39%
Voltera Semiconductor	$13,541	$14,614	-7%
Average of Comparables	$1,342,609	$905,164	48%
Techwell	$10,792	$5,749	88%

Revenues for the 3-month period ended December 31, 2005 vs. 3-month period ended September 30, 2005 (dollars in millions):

Company	Q4 2005	Q3 2005	% Growth
Genesis Microchip	$73,965	$74,854	(1)%
Trident Microsystems	$40,614	$33,204	22%
Broadcom	$820,505	$694,515	18%
PortalPlayer	$78,248	$57,906	35%
SigmaTel	$82,007	$74,369	10%
Zoran Corporation	$109,311	$117,484	-7%
Advanced Analogic	$21,587	$17,964	20%
Atheros Communications	$53,078	$45,800	16%
Ikanos	$28,532	$25,010	14%
NetLogic	$21,221	$20,029	6%
Voltera Semiconductor	$13,541	$12,509	8%
Average of Comparables	$1,342,609	$1,173,644	14%
Techwell	$10,792	$9,877	9%

Net income as a percentage of revenues for the 12-month period ended December 31, 2005 (dollars in millions):

Company	2005	% of Revenues
Genesis Microchip	$11,863	5%
Trident Microsystems	$1,937	2%
Broadcom	$411,729	15%
PortalPlayer	$48,227	21%
SigmaTel	$35,879	11%
Zoran Corporation	$-26,971	-7%
Advanced Analogic	$2,085	3%
Atheros Communications	$16,688	9%
Ikanos	$2,742	3%
NetLogic	$16,439	20%
Voltera Semiconductor	$5,406	10%
Average of Comparables	$526,024	12%
Techwell	$4,689	13%

Net income as a percentage of revenues for the 3-month period ended December 31, 2005 (dollars in millions):

Company	Q4 2005	% of Revenues
Genesis Microchip	$7,365	10%
Trident Microsystems	$8,542	21%
Broadcom	$194,830	24%
PortalPlayer	$23,810	30%
SigmaTel	$4,646	6%

Zoran Corporation	$-2,078	-2%
Advanced Analogic	$1,742	8%
Atheros Communications	$13,083	25%
Ikanos	$3,982	14%
NetLogic	$4,983	23%
Voltera Semiconductor	$1,329	10%
Average of Comparables	$262,234	20%
Techwell	$1,791	17%

Announced Guidance for Quarter Ended March 31, 2006:

Company		Guidance for Q1, 2006	Percentage Growth in Revenues compared to Q4, 2005
Genesis Microchip		$64,500	(13)%
Trident Microsystems		$40,000	(2)%
Broadcom		N/A
PortalPlayer		$75,000	(4)%
SigmaTel		$54,000	(34)%
Zoran Corporation		$104,500	(4)%
Advanced Analogic		$20,000	(7)%
Atheros Communications		N/A
Ikanos		$30,100	5%
NetLogic		N/A
Voltera Semiconductor	.	N/A